EXHIBIT 13.4

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on May 15, 2001

                           Crusade Management Limited,
              ----------------------------------------------------
              as manager of the Crusade Global Trust No. 1 of 1999
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
             ------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                 No  X
                                                 ---

          If "Yes" is marked,  indicate  below the file  number  assigned to the
registrant   in   connection   with   Rule   12g3-2(b):   82-   _______________.


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



Other Events

          On the Quarterly Payment Date falling on May 15, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

Financial Statements and Exhibits

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.


                                            Crusade Management Limited,
                                            as Trust Manager for the Crusade
                                            Global Trust No. 1 of 1999,
                                            ------------------------------------
                                            (Registrant)



Dated: July 19, 2001                        By:      /s/ Roger Desmarchelier
                                                     -----------------------
                                            Name:    Roger Desmarchelier
                                            Title:   Executive Manager

Exhibit Index

Exhibit                     Description
-------                     -----------

99.1                        The Noteholders Report for the Quarterly Payment
                            Date on May 15, 2001

                               Noteholders Report
                        Crusade Global Trust No.1 of 1999
                        Coupon Period Ending 15 May 2001

NOTES
-----

                                                                             Coupon          Principal       Charge
                    FV Outstanding (USD)    Bond Factor   Coupon Rate    Payments (USD)   Payments (USD)   Offs (AUD)
                    --------------------    -----------   -----------    --------------   --------------   ----------

Class A1 Notes         0.00                 0.000000%      0.00000%        0.00              0.00             0.00
Class A2 Notes         473,648,977.90       83.242351%     5.71875%        7,329,042.67      44,743,430.60    0.00
Class A3 Notes         125,000,000.00       100.000000%    5.80875%        1,795,065.10      0.00             0.00


                                                15-May-01
POOL SUMMARY                                       AUD
------------                                    ---------

Outstanding Balance - Variable Rate         704,832,098.12
  Housing Loans

Outstanding Balance - Fixed Rate Loans      229,009,844.44
Number of Loans                                     10,784
Weighted Average Current LVR                        56.72%
Average Loan Size                                   86,595
Weighted Average Seasoning                      47.44 mths
Weighted Average Term to Maturity                 239 mths


PRINCIPAL COLLECTIONS                            AUD
---------------------                            ---

Scheduled Principal Payments                  9,726,453.39
Unscheduled Principal Payments               66,364,968.82
Redraws                                       7,042,918.19

Principal Collections                        69,048,504.02


TOTAL AVAILABLE PRINCIPAL                        AUD
-------------------------                        ---

Principal Collections                        69,048,504.02
Principal Charge Offs                                 0.00
Principal Draw                                        0.00

Total Available Principal                    69,048,504.02


Principal Distributed                        69,048,504.02

Principal Retained                                    0.00


TOTAL AVAILABLE FUNDS                            AUD
---------------------                            ---

Available Income                             19,132,906.05
Principal Draw                                        0.00
Liquidity Draw                                        0.00

Total Available Funds                        19,132,906.05


Redraw & Liquidity Facilities                    AUD
-----------------------------                    ---

Redraw Shortfall                                      0.00
Redraw Carryover Charge Offs                          0.00

Liquidity Draw                                        0.00
Liquidity Shortfall                                   0.00


CPR
---                                     Feb-01         Mar-01          Apr-01
                                        ------         ------          ------
               1 mth CPR                19.05%         24.56%          21.45%


ARREARS
-------                     % of pool
                           (by number)
                           -----------
31 - 59 days                  0.87%
60 - 89 days                  0.31%
90+ days                      0.19%
Defaults                        2
Losses                         Nil



                                    Exh-99.1